13B

SECU [barcode] MMISSION 1372

02021337

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nordea Securities, Inc.

RECD S.E.C.
MAR - 1 2002
513

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13-15 West 54th Street
(No. and Street)

New York N.Y. 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Loffredo (212) 318-9360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue New York N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 7 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 6-5-02

OATH OR AFFIRMATION

I, Joseph Loffredo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nordea Securities, Inc., as of December 31st, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal
Title

Notary Public

ROBERT P. NIESTEMPSKI
NOTARY PUBLIC, State of New York
No. 01N
Qualified in County
Commission 6-15-03

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

NORDEA SECURITIES, INC.

(A Wholly Owned Subsidiary of Nordea Bank Danmark A/S)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

NORDEA SECURITIES, INC.
(A Wholly Owned Subsidiary of Nordea Bank Danmark A/S)

Table of Contents

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Nordea Securities, Inc.:

We have audited the accompanying statement of financial condition of Nordea Securities, Inc. (the Company), a wholly owned subsidiary of Nordea Bank Danmark A/S, as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Nordea Securities, Inc., a wholly owned subsidiary of Nordea Bank Danmark A/S, as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 18, 2002

NORDEA SECURITIES, INC.
(A Wholly Owned Subsidiary of Nordea Bank Danmark A/S)

Statement of Financial Condition

December 31, 2001

Assets

Cash (note 5)	$	802,376
Securities owned, at market value (note 2)		2,987,888
Due from affiliates (note 5)		3,000,145
Receivables from broker-dealers and clearing organizations		2,709,201
Other assets		2,961
Total assets	$	9,502,571

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	50
Payables to broker-dealers and clearing organizations		2,703,146
Accrued expenses		1,846,000
Total liabilities		4,549,196
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized, 200 shares issued and outstanding		—
Additional paid-in capital		15,000,000
Accumulated deficit		(10,046,625)
Total stockholder's equity		4,953,375
Total liabilities and stockholder's equity	$	9,502,571

See accompanying notes to statement of financial condition.

NORDEA SECURITIES, INC.
(A Wholly Owned Subsidiary of Nordea Bank Danmark A/S)

Notes to Financial Statements

December 31, 2001

(1) Organization and Summary of Significant Accounting Policies

Nordea Securities, Inc. (the Company), formerly known as Unibank Securities, Inc., a wholly owned subsidiary of Nordea Bank Danmark A/S (the Parent), which is wholly owned by Nordea Bank Finland plc., was incorporated in Delaware on October 3, 1994. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company provides fixed income, equity and investment advisory services to affiliates as well as customers.

Unidanmark A/S, the former ultimate parent of the Company, merged on April 12, 2000 with MeritaNordbanken plc. under Nordic Baltic Holding, resulting the creation of Nordea AB.

To consolidate New York operations, on December 11, 2001 the executive management of Nordea Bank Danmark A/S, formerly known as Unibank A/S of Denmark, approved the following:

- The sale of Nordea Securities Inc.'s investment management business to Nordea Investment Management North America Inc.; and
- The sale and transfer of Nordea Securities Inc. from Nordea Investment Management North America Inc., formerly known as Unicorp. Inc., to Nordea Bank Danmark A/S.

As a result, an Asset Purchase Agreement dated December 15, 2001 set forth an agreement where Nordea Securities, Inc. sold its investment management service function to Nordea Investment Management North America, Inc. In addition, a Stock Purchase Agreement dated December 15, 2001 set forth an agreement where Nordea Investment Management North America, Inc. sold 100% of its already owned outstanding capital stocks of Nordea Securities, Inc. to Nordea Bank Danmark A/S.

Even though the accompanying financial statements have been prepared from the separate records maintained by the Company, they may not necessarily be indicative of the financial condition or the results of its operations that would have existed if the Company had been operated as an unaffiliated entity (see note 5).

The following is a summary of significant accounting policies:

(a) Clearing Arrangements

Pursuant to agreements between the Company and the head office, its correspondent clearing broker, the Company clears all of its customer transactions through its head office on a fully disclosed basis.

(b) Securities and Securities Transactions

Securities owned are valued at market value.

Securities transactions are recorded on a trade date basis.

Amounts receivable from and payable to broker-dealer and clearing organizations representing failed securities transactions that have reached their contractual settlement date are recorded on the statement of financial condition.

NORDEA SECURITIES, INC.
(A Wholly Owned Subsidiary of Nordea Bank Danmark A/S)

Notes to Financial Statements

December 31, 2001

(c) *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

(d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) *Fair Value of Financial Instruments*

Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all the Company's financial instruments, are carried at, or approximate, fair value.

(2) Securities Owned

The Treasury Bills with face value of $3,000,000 at December 31, 2001, which mature on March 28, 2002 are stated at market value. The cost of these securities was $2,987,033.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,343,657 which was $1,040,381 in excess of required net capital of $303,276. Aggregate indebtedness on December 31, 2001 was $4,549,146 resulting in a net capital ratio of 3.39 to 1.

The Company operates pursuant to the (k)(2)(i) exceptive provisions of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, settles all transactions on a delivery-versus-payment/receipt-versus-payment basis.